U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM NT-10Q

NOTIFICATION OF LATE FILING

SEC File Number:  000-24688

       X    Form 10-Q

For period ended: March 31, 2011



Nothing in this form shall be construed
 to imply that the Commission has verified any information contained herein.



PART I   REGISTRANT INFORMATION

Radiant Oil & Gas, Inc.

Full Name of Registrant

9700 Richmond Avenue, Houston TX  77042
Address of Principal Executive Office

PART II   RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

   X   	(a) The reasons described in reasonable
 detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   X    	(b) The subject annual report,
semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


PART III   NARRATIVE

The Company is unable to file its quarterly report on Form 10-Q for the period ended March 31, 2011 within the prescribed time period due to its difficulty in completing and obtaining required financial and other information without unreasonable effort and expense.

PART IV   OTHER INFORMATION

(1)	Name and telephone number of person
 to contact in regard to this notification:
Chris Heath

832-

242-6000(2)	Have all other periodic reports required
under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

           X    Yes		          No


(3)	Is it anticipated that any significant change in results
 of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	         Yes		    X   No


Radiant Oil & Gas, Inc.

(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  	5/11/2011

By: 	/s/ John M. Jurasin
Name: John M. Jurasin
Title: President & CEO